Exhibit 99.1

EMAIL TO NON-EXECUTIVE EMPLOYEES REGARDING COMPLETION OF

RESTATEMENT OF PAST FINANCIAL RESULTS AND ANNOUNCEMENT OF

INTENTION TO MAKE OFFER TO AMEND

To:	Non-Executive Employees of Sigma Designs, Inc.
From:	Thinh Q. Tran
Date:	April 20, 2007
Subject:	Completion of Restatement of Past Financial Results and Announcement of Intention to Make Offer to Amend Certain Stock Options

I am pleased to announce that today we completed the required restatement of our past financial results by making certain filings with the Securities and Exchange Commission. I am writing to personally thank you for your patience as we worked through these issues, which, as you know, caused us to suspend our equity programs. By virtue of these filings we made with the SEC, our equity programs are no longer suspended (but they still remain subject to our normal insider trading policy and blackout rules). However, before making a decision as to whether or not you exercise any of your vested options, we want to inform you of our current intention to commence a voluntary offer to amend certain of your options in order to cure adverse tax consequences associated with their issuance. We recommend that you read this email carefully and consult with your financial, legal and/or tax advisors regarding the tax consequences associated with any exercise by you of your stock options.

Undoubtedly some of you will have questions about these complex matters. I would encourage you to hold your questions until after you have received additional communications from us, including the formal tender offer documents, which we hope will address the most common questions. In addition, we anticipate conducting a presentation (in person and/or via teleconference) within the next few weeks for eligible option holders once we formally commence the tender offer, to help highlight the material terms and conditions of the offer. You are encouraged to consult your own tax, legal and financial advisors at any time.

Adverse tax consequences of below-market option grants for U.S. taxpayers

As you may be aware, Sigma recently performed a review of its stock option granting practices. Sigma has determined that, as a result of this review, certain of the Sigma stock option grants were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code and similar provisions under California state tax law. Under Section 409A, individuals who are subject to taxation in the United States and who hold these “discounted” options may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income or capital gains taxes applicable to these options. In addition, certain states, including California, have adopted their own versions of Section 409A. As a result, optionees who hold these “discounted” options may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the affected option, even if the option is never exercised.

For those of you who are not subject to U.S. income taxes, we are not presently aware of any foreign tax law similar to Section 409A that might affect you.

Actions to mitigate adverse tax consequences under Section 409A

In order to mitigate the adverse personal tax consequences under Section 409A, we intend to offer current employees who hold these “discounted” options the opportunity to “cure” them. Specifically, we plan to conduct a tender offer in which we will offer to amend outstanding “discounted” options to increase the exercise price of such options to the fair market value of our common stock on the corrected measurement date (as determined for accounting purposes). Based on current guidance issued by the Internal Revenue Service (“IRS”) in connection with Section 409A, we believe that this kind of amendment will help avoid or minimize the adverse tax consequences under Section 409A that optionees may face as a result of a determination for accounting purposes that these options were granted at a discount from fair market value.

You will generally be eligible to participate in the tender offer if (a) any portion of your affected option vested or may vest after December 31, 2004, (b) your affected option remains outstanding and unexercised throughout the duration of the tender offer, (c) you are a current employee of the Company throughout the duration of the tender offer, and (d) if you are subject to taxation in the United States. These limitations on eligibility are imposed in part under Section 409A and in part under the federal securities laws that govern tender offers.

In recognition of the increased exercise price faced by optionees who accept this tender offer, the Company intends to offer, as part of the consideration offered in the tender offer, the right to receive a cash payment equal to the increase in the aggregate exercise price of the amended option. We anticipate that the cash payment will be paid in a lump sum on January 2, 2008—this is the earliest time we currently believe we can pay the cash payment without additional adverse tax consequences under Section 409A. The cash payment will be paid regardless of whether the option holder is employed by the Company on the payment date and regardless of whether the underlying option ever vests or is exercised.

We expect to commence the tender offer within the next few weeks and on the terms described in this email. In connection with the commencement of the tender offer, we will file with the SEC, and distribute via email to eligible participants, the formal terms of the tender offer. These terms will be set forth in a formal Offer to Amend, a related Letter of Transmittal, a personalized list of the affected options held by an eligible optionee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payment such optionee will be eligible to receive under the offer) and certain other related exhibits. Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer. Eligible participants can also obtain the tender offer documents, when available, for free at the SEC’s web site (www.sec.gov) or at no cost from our stock administration department.

If you hold an affected option, we strongly encourage you not to exercise that option until you have consulted with your personal tax, legal and financial advisors. As noted above, the tax consequences of exercising an option that is subject to Section 409A include a personal tax obligation in an aggregate amount up to or exceeding 80% of the value of your option. Options that have been exercised prior to the conclusion of the tender offer are not eligible to be amended in the tender offer and the Company will not be able to help you reduce any tax liability associated with such exercises. The Company does not intend to reimburse you for any taxes you may incur if you choose to not participate in the offer or if you choose to exercise your option prior to the amendment of your option in the tender offer.

If you wish to take advantage of the offer and submit your affected options for amendment, you should not exercise your affected options until after the tender offer expires. Even if you accept the tender offer right away by completing and returning the necessary forms which you will be receiving, your affected options will not be amended, and will therefore not be deemed to be in compliance with Section 409A, until the completion of the tender offer. Under applicable securities laws, the tender offer must remain open for at least 20 business days (approximately one month) after the offer commences. We expect to commence the tender offer within the next few weeks.

The following relates solely to preliminary communications made before the commencement of an anticipated tender offer by Sigma. The offer is also generally described in Sigma’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

Neither this information nor the information regarding the offer in Sigma’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 constitute an offer to amend or solicitation of an offer to amend Sigma options. If Sigma subsequently determines to proceed with the tender offer, the tender offer will only be made through a formal Offer to Amend, a related Letter of Transmittal, a personalized list of the affected options held by an eligible optionee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer) and certain other related exhibits.

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